September 3, 2010

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed July 28, 2010
File No. 1-16111

Dear Mr. Mew:

This letter sets forth the responses of Global Payments Inc. (the “Company” or “Global Payments”) to the comments of the Staff of the Commission, dated August 24, 2010, with regard to the above referenced filing. Those comments requiring changes to our periodic disclosure will be reflected in our future required filings as detailed below, commencing with the Form 10-Q for the quarter ended August 31, 2010 and the Form 10-K for the year ending May 31, 2011, as applicable.

For convenience, each Staff comment is reprinted, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended May 31, 2010

Critical Accounting Estimates, page 40

Goodwill and long-lived asset valuations, page 42

1.	Comment: Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may be required in future periods. Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. For example, identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

•	Disclose the percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•

Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: We do not believe that any of our reporting units are at risk of failing step one of the impairment test. We have five reporting units: North America Merchant Services, UK Merchant Services, Asia-Pacific Merchant Services, Central and Eastern Europe Merchant Services and Russia Merchant Services. The fair values of North America Merchant Services, UK Merchant Services, Asia-Pacific Merchant Services and Central and Eastern Europe Merchant Services substantially exceed carrying values by amounts ranging from 40% to 348% as of January 1, 2010 – the date of our most recent annual goodwill impairment test.

Our Russia Merchant Services reporting unit was acquired April 30, 2009. As of January 1, 2010, the fair value of this reporting unit exceeded carrying value by 6%. We believe the level of excess of fair value over carrying value is reasonable given the short time (eight months) between acquisition and impairment testing. The most sensitive of the assumptions in our valuation model is cash flows from future earnings, as represented by EBITDA. Our sensitivity analysis indicates that forecasted EBITDA could decline by 10% for the entire forecast period before we would conclude that Russia Merchant Services failed step one of the impairment test. For the fiscal year ended May 31, 2010, actual EBITDA for the reporting unit exceeded fiscal 2010 projected EBITDA per the discounted cash flow model used in our impairment testing. Accordingly, we do not believe that our Russia Merchant Services reporting unit is at risk of failing step one of the impairment test.

In future filings, beginning with our Form 10-K for the fiscal year ending May 31, 2011 (we have not historically disclosed critical accounting estimates in our quarterly reports on Form 10-Q), we will expand our critical accounting estimate disclosure regarding goodwill impairment to identify the reporting units at which we test goodwill for impairment and to provide qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may be required in future periods. Our proposed disclosure will be similar in scope and content to the following, subject to modification as appropriate.

Goodwill and long-lived asset valuations

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amounts of goodwill, property and equipment, and other intangible assets may warrant revision or may not be recoverable. Goodwill and other indefinite-life intangible assets are evaluated for impairment annually by applying a fair value based test. Property and equipment and finite-lived intangible assets are evaluated for impairment when facts and circumstances indicate the carrying value of such assets may exceed their fair values. When factors indicate that these assets should be evaluated for possible impairment, we assess the potential impairment of their carrying values by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.

We completed our most recent annual goodwill and indefinite-life intangible asset impairment test as of January 1, 2011. Goodwill is tested for impairment at the reporting unit level, and the impairment test consists of two steps. In the first step the reporting unit’s carrying amount, including goodwill, is compared to its fair value which is measured based upon, among other factors, a discounted cash flow analysis as well as market multiples for comparable companies. If the carrying amount of the reporting unit is greater than its fair value, goodwill is considered impaired and step two must be performed. Step two measures the impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit (including unrecognized intangibles) as if the reporting unit had been acquired in a business combination. The excess of fair value over the amounts allocated to the assets and liabilities of the reporting unit is the implied fair value of goodwill. The excess of the carrying amount over the implied fair value is the impairment loss.

We have five reporting units: North America Merchant Services, UK Merchant Services, Asia Pacific Merchant Services, Central and Eastern Europe Merchant Services and Russia Merchant Services. We estimate the fair value of our reporting units using a combination of the income approach and the market approach. The income approach utilizes a discounted cash flow model incorporating management’s expectations for future revenue, operating expenses, EBITDA, capital expenditures and an anticipated effective tax rate. We discount the related cash flow forecasts using our estimated weighted-average cost of capital for each reporting unit at the date of valuation. The market approach utilizes comparative market multiples in the valuation estimate. Multiples are derived by relating the value of guideline companies, based on either the market price of publicly traded shares or the prices of companies being acquired in the marketplace, to various measures of their earnings and cash flow. Such multiples are then applied to the historical and projected earnings and cash flow of the reporting unit in developing the valuation estimate.

Preparation of forecasts and the selection of the discount rates involve significant judgments about expected future business performance and general market conditions. Significant changes in our forecasts, the discount rates selected or the weighting of the income and market approach could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

At May 31, 2011 we had goodwill of $XXX.X million recorded on our consolidated balance sheet. We completed our most recent annual goodwill and indefinite-life intangible asset impairment test on January 1, 2011 and determined that no reporting units were at risk of failing step one of the annual impairment test as of that date. No events or changes in circumstances have occurred since the date of our most recent annual impairment test that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Note 1 – Summary of Significant Accounting Policies, page 55

Settlement processing assets and obligations, page 56

2.	Comment: Refer to page 57 where you state “[i]f the incoming amount from the card networks precedes the Member’s funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member, in a joint deposit account or in our account at the member bank, and record a corresponding liability.” Citing for us the relevant GAAP literature, please explain to us how you concluded it was appropriate to recognize an asset. In this regard, please explain to us who has legal ownership to the assets and what mechanism provides you with the right to use the assets to satisfy the related settlement obligation.

Response: Our member sponsor maintains a settlement bank account for network settlement and merchant funding of transactions that we process on behalf of our merchants. This account is owned and controlled by the member sponsor, and it is not reflected on our balance sheet. On a daily basis, credit card and debit networks deposit funds into this settlement account in settlement of transactions that we process on behalf of our merchants. Also on a daily basis, merchants are funded for such transactions out of this settlement account. However, there is generally a timing difference between network settlement and merchant funding, leaving a daily balance in the settlement account. If the balance is positive, that balance is swept to a bank account at the member sponsor that is legally owned and controlled by Global Payments. This is the “surplus” to which we refer in our disclosure. Since we hold this surplus in an account which we legally own and control, we reflect these balances as cash on our consolidated balance sheet.

ASC 305-10-20 defines cash as follows:

Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it. For example, a bank’s granting of a loan by crediting the proceeds to a customer’s demand deposit account is a cash payment by the bank and a cash receipt of the customer when the entry is made.

The Global Payments owned and controlled account at the member sponsor into which excess settlement cash is swept has the general characteristics of demand deposits. We may deposit additional funds into this account at any time, and we may withdraw funds at any time, and for any purpose including satisfaction of the related settlement obligation, without prior notice or penalty. Accordingly, we have concluded that it is appropriate to recognize these balances as assets on our consolidated balance sheet.

Our review has confirmed that cash reflected on our balance sheet is held exclusively in accounts legally owned and controlled by us. As such, in future filings, beginning with our 10-Q for the fiscal quarter ending August 31, 2010, we will delete the term “joint deposit account” from our disclosure. We expect our amended disclosure to read ““[i]f the incoming amount from the card networks precedes the Member’s funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member in our account at the Member bank and record a corresponding liability.”

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your constructive comments to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 – 8492.

Sincerely,

GLOBAL PAYMENTS INC.

/s/ Daniel C. O’Keefe

Daniel C. O’Keefe

Senior Vice President and Chief Accounting Officer